Ernst-Günter Afting, Ph.D, M.D.

Meisenweg 21

D-82152 Krailling

Germany

Email: mediconsult@arcor.de

August 22, 2012

VIA FACSIMILE ((202) 772-9203), EDGAR (“CORRESP”) AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sorrento Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Ernst-Günter Afting, Ph.D, M.D.

Filed August 15, 2012

File No. 000-52228

Dear Mr. Duchovny:

Reference is made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 17, 2012, with respect to the Preliminary Proxy Statement on Schedule 14A filed by Ernst-Günter Afting, Ph.D, M.D. (the “Participant”) on August 15, 2012 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which I have incorporated into this response letter for convenience.

In addition, I am concurrently sending to the Staff a marked copy of the Participant’s revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on the date hereof (the “Revised Proxy Statement”), marked against the Participant’s original Preliminary Proxy Statement on Schedule 14A as filed with the Commission on August 15, 2012. All page number references contained in the Participant’s responses below correspond to the page numbers in the Revised Proxy Statement.

Preliminary 14A

Cover Page

1.	Please clarify here and in the section “Proposal 1” that three of your nominees are also company nominees and that shareholders voting on your proxy card would re-elect three incumbent directors and four new directors.

The Participant acknowledges the Staff’s comment and advises the Staff that the Participant has revised the disclosure on the cover page and pages 2, 3, 4, 7, 11 and 16 to clarify that three of the Participant’s nominees are also company nominees and that stockholders voting “FOR” all nominees on the Participant’s proxy card would re-elect three incumbent directors and four new directors to the Board.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your beliefs that:

United States Securities and Exchange Commission

August 22, 2012

•	the “election of new members to the Board would be beneficial to the Company” (page 2)

The Participant acknowledges the Staff’s comment and advises the Staff that he has added additional disclosure on page 2 to support his beliefs that the election of new members to the Board would be beneficial to the Company.

•	“some of the incumbent directors … have failed to act in the best interests of” the shareholders (page 7))

The Participant acknowledges the Staff’s comment and advises the Staff that he has removed this statement from the Revised Proxy Statement.

3.	You state that you believe shareholders are entitled to have a board that “will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value.” Your disclosure appears to suggest that the current board members have not carried out their fiduciary duties, exercised independent judgment or acted in the shareholders’ best interests. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

The Participant acknowledges the Staff’s comment and respectfully advises the Staff that the Participant did not intend to imply or suggest that the current board members have not carried out their fiduciary duties, exercised independent judgment or acted in the stockholders’ best interests, but rather wanted to provide stockholders with the Participant’s belief that each of the Participant’s nominees for director, if elected to the Board, would act in a manner that is consistent with his fiduciary duties, exercise independent judgment, act in the stockholders’ best interests and promptly explore all alternatives for maximizing stockholder value. Nonetheless, the Participant has removed this statement in the Revised Proxy Statement so as to eliminate the possible interpretation that the current board members have not carried out their fiduciary duties, exercised independent judgment or acted in the stockholders’ best interests.

Cover Page

4.	Please revise this section to describe and quantify how the election of a new majority of directors would affect the company. For example, would the election be deemed a change in control in any employment agreements or benefit plans? Would the election result in the acceleration of any outstanding obligations?

The Participant acknowledges the Staff’s comment and advises the Staff that he is not aware of any agreements, benefit plans or other obligations of the Company that would be triggered by the election of four new directors to the Board. The Participant has also reviewed the Company’s publicly available documents and does not believe that the election of a new majority of directors would trigger change of control or other similar provisions under any of such agreements. The Participant has added a new section titled “Potential Effects on the Company” on page 11 to address this comment.

* * * * * * * * * *

United States Securities and Exchange Commission

August 22, 2012

The Participant further acknowledges that:

•	the Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at mediconsult@arcor.de.

Sincerely,

/s/ Ernst-Günter Afting

Ernst-Günter Afting, Ph.D, M.D.